

October 5, 2012

Via E-mail
Timothy O'Brien
General Counsel
Silver Bay Realty Trust Corp.
601 Carlson Parkway, Suite 250
Minnetonka, Minnesota 55305

> **Re: Silver Bay Realty Trust Corp.**
> **Registration Statement on Form S-11**
> **Filed September 11, 2012**
> **File No. 333-183838**

Dear Mr. O'Brien:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

2.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

3.   We note that you have included certain prior performance information for Two Harbors Investment Corp. Please provide an analysis detailing why prior performance information for this entity is appropriate. In addition, please tell us why no prior performance information is disclosed for the Provident entities or Pine River. Please indicate what considerations you made in determining that the entities are or are not prior programs under Industry Guide 5 and what considerations you made in determining which information to include under Industry Guide 5. We may have further comment.

4.   In addition, please also include the other disclosures required by Industry Guide 5, such as cover page risk factors and a summary compensation table. We may have further comments.

5.   We note the supplemental information provided under the cover letter dated September 18, 2012. Please clarify to us how the correlation between the U.S. median asking rent and U.S. median asking home sales price was calculated. It is unclear to us based on the data provided.

Cover Page of Prospectus

6.   We note the photographs of properties that appear after the cover page and the disclosure that indicates that such properties are "representative of those in [y]our initial portfolio." Please clarify that the photographs are of properties that you will own as part of your initial portfolio or advise.

Prospectus Summary, page 1

7.   Please clearly identify your promoter(s) in this section. Please refer to Item 11(d) of Form S-11.

8.   We note your summary contains a lengthy description of your market opportunity, strengths and growth opportunities. Further, we note that identical or very similar disclosure appears later in your prospectus. The summary should not include a lengthy description of the company's business and business strategy. This detailed information is better suited for the body of the prospectus. Please revise to substantially reduce the amount of repetitive disclosure in the summary.

9.   Please disclose the name of the affiliate of Pine River that is the manager of Two Harbors in the summary section.

Formation Transactions, page 8

10.   We note that the Provident entities may elect to receive cash as part of the formation transaction. Please expand your disclosure elsewhere to clarify when such election will occur and the potential amount of cash that may be used.

Conflicts of Interest and Related Policies, page 11

11.   Please include a cross-reference to the "Risks Related to Our Relationship with our Manager" section of your risk factors.

Summary Risk Factors, page 12

12.   Please include a summary risk factor that discloses that a material portion of the net proceeds of this offering are not committed to specific properties.

Risk Factors, page 17

13.   We note that several risk factor subheadings merely state general facts about your business. For example, we note the following subheadings:

- "We may not have control over timing and costs arising from renovation of properties," page 24;

- "Our operating performance is subject to risks associated with the real estate industry," page 25;

- "Class action, tenant rights and consumer demands and litigation," page 27;

- "We anticipate being involved in a variety of litigation," page 30;

- "We may not be able to effectively manage our growth," page 32;

- "There are risks inherent in the Formation Transactions," page 32;

- "Under our management agreement, our Manager has a contractually defined duty to us rather than a fiduciary duty," page 35;

- "Certain provisions of Maryland law could inhibit changes in control," page 39; and

- "Qualifying as a REIT involves highly technical and complex provisions of the Code," page 45.

Please revise throughout as necessary to identify briefly in your subheadings the specific risks to you that result from the noted facts or uncertainties, and then elucidate as needed to provide details regarding each risk. Potential investors should be able to read a risk factor subheading and understand the risk as it specifically applies to you.

Mortgage loan modification programs and future legislative action may adversely affect the number of available properties that meet our investment criteria, page 21

14.   Each risk factor should contain only one discrete risk. This risk factor discusses the risk presented by certain legislative action regarding loan modification programs and the risk presented though the acquisition of properties by foreclosure, which is a separate and distinct risk. Please revise.

The types of properties on which our acquisition strategy focuses have an increased risk of damage due to vandalism, mold and infestation . . . , page 23

15.   Risk factors should be detailed enough so that investors can appreciate the potential magnitude of the risk presented. Please revise this risk factor to clarify that historically, the majority of the properties acquired by your predecessor have been acquired through bulk or auction and include a quantitative breakdown of the number of properties acquired through such means.

The requirements of being a public company may strain our resources and divert management's attention, page 30

16.   You should present as risk factors only those factors that represent a material risk to investors in this offering. Do not include risk factors that could apply to any issuer or to any other offering. This risk factor seems to fit into this category and you should revise to cite a particular risk.

Risks Related to Our Relationship with our Manager, page 33

17.   We note your disclosure on page 102 that your manager may subcontract or assign its responsibilities under the management agreement to any of its affiliates. Please include a risk factor that discloses this risk or advise.

Forward-Looking Statements, page 46

18.   We note your statement that you do not undertake any obligation to update or revise any forward-looking statements. Please revise your disclosure and confirm to us that you will update or revise your disclosure as required by law.

Capitalization, page 49

19.   Please present in your table the effects of the formation transactions separately from the sale of the common stock in this offering.

Dilution, page 50

20.   Please present the net increase/decrease in pro forma net tangible book value per share attributable from the formation transactions separately from the offering of common stock.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 53

Formation Transactions, page 54

21.   Please provide to us a detailed analysis of the accounting for the formation transactions, including how you determined that Two Harbors Property LLC was the predecessor entity for accounting purposes. Please cite all relevant accounting literature relied upon.

Background of our Manager, Two Harbors Property and the Provident Entities, page 55

22.   Please expand your disclosure to briefly discuss the terms of the agreements between your manager and the Provident entities to assist in the managing and leasing of their properties.

Our Initial Portfolio, page 55

23.   Please disclose a breakdown of your initial portfolio by vintage given that vintage is a significant property selection criterion.

24.   In a footnote to the table on page 55, please briefly clarify how you calculated the cost basis for your properties.

25.   Please include disclosure that clarifies how average monthly rent for lease properties is calculated. To the extent tenant concessions, such as free rent, are not reflected in the measure, please expand your disclosure to quantify how concessions would impact the calculation.

Revenue, page 57

26.   Please disclose that all of the properties included within your table of "Properties Owned for Six Months or Longer" are owned by the Provident entities, and once you have updated to include information for the period ended September 30, 2012, please disclose the number of properties that are owned by the predecessor versus the Provident entities and the respective occupancy rates and average monthly rents for each.

27.   Refer to the comment above. Please disclose similar information for all properties owned as of the latest fiscal period, regardless of your length of ownership, in your initial portfolio table that appears on pages 55 and 73.

Results of Operations, page 60

28.   Please provide a brief description of your Predecessor's and the Provident Entities' results of operations for the fiscal periods ended March 31, 2012 and June 30, 2012 and for the Provident Entities for 2011 and 2010. For example, please disclose the number of properties acquired in each quarter and any leasing or property improvement activity that occurred in those periods.

Real Estate Acquisition Valuation, page 60

29.   Please tell us how you determined it was appropriate to use county tax assessment records to develop regional averages to allocate the fair value of acquisitions to land and building, as opposed to more reliable sources such as sales comparable or third party valuations.

Impairment of Real Estate, page 60

30.   Please provide a more robust discussion of your impairment policy, including how management anticipates estimating future undiscounted cash flows. Please ensure that you include a discussion of the significant assumptions used, the effect of any variability on your assumptions and the level at which you plan to assess impairment (i.e., individual single family home).

Liquidity and Capital Resources, page 61

31.   In your next amendment, please disclose the number of properties you have under contract, but that have not settled, and the total dollar value of those contracts beyond the deposits held in escrow. In addition, please tell us whether you have entered into any subsequent purchase agreements for bulk purchases of properties.

Industry Overview and Market Opportunity, page 63

32.   Please refer to the chart on page 66 regarding the HPA as of May 2012. The source included as part of the supplemental data provided does not appear to discuss all the noted markets, such as Tampa, Atlanta, Tucson, Orlando or Charlotte. Please advise.

Business and Properties, page 71

Our Target Markets, page 75

33.   Please expand your disclosure of your target markets to briefly indicate the major towns or cities that represent the MSA Vallejo-Fairfield and MSA Riverside-San Bernardino markets.

34.   We note that you may "selectively" acquire properties outside the MSA Vallejo-Fairfield market. Please briefly describe the criteria that will be used to acquire properties outside that market.

Leasing and Marketing, page 80

35.   Please briefly describe the principal terms and conditions in your leasing agreements.

Our Manager and the Management Agreement, page 97

36.   We note that you intend to reimburse your manager for personnel costs, including your allocable share of the compensation paid by Pine River or your manager to their personnel serving in certain named executive officer positions. Please specifically disclose whether you will reimburse your manager for the salaries and benefits to be paid to your named executive officers and which named executive officers. In future filings that require Item 402 or Item 404 of Regulation S-K disclosure, please break out the amounts paid for the advisory management fee, the property management fee and the expense reimbursements and within the expense reimbursements specify any amounts reimbursed for salaries or benefits of a named executive officer.

Property Management and Acquisition Services Agreement, page 98

Term and Termination, page 99

37.   Please clarify whether a termination fee applies if the property management and acquisition services agreement is terminated not for cause or upon the termination of the advisory management agreement.

Historical Performance of Two Harbors, page 100

38.   Please provide, as appropriate, a discussion of any major adverse business developments with respect to Two Harbors. Please also discuss specifically how the returns disclosed may have been impacted by general market trends or other external factors unrelated to management action.

Conflicts of Interest Relating to Pine River, Provident and Our Manager, page 101

39.   We note your third bullet point. Elsewhere in the prospectus, please discuss the amount of time that you expect your executives officers will devote to your business.

Structure and Formation of Our Company, page 104

Consideration Payable to Two Harbors and Prior Provident Investors, page 105

40.   We note the disclosure that you may be required to make additional cash payments if certain event conditions are satisfied at the closing. Please revise to clarify the amount of cash payments that may be made and the events that could lead to such payment.

Principal Stockholders, page 109

41.   For each entity listed as a beneficial owner, please disclose the natural person with voting or dispositive power.

Certain Provisions of the Maryland General Corporation Law and Our Charter and Bylaws, page 120

42.   We note the introductory paragraph of this section. Please note that a summary by its nature is not complete, but should highlight all the material provisions. Please revise appropriately and clarify that your prospectus includes all the material information. Please note that this comment also applies to the introductory paragraph in "The Operating Partnership and The Partnership Agreement" section of your prospectus.

Appendix, page 167

43.   Please explain where additional information, such as the annual reports for Two Harbors, can be obtained on request. See Instruction 1 to Appendix II in Industry Guide 5 for guidance.

44.   Please tell us what considerations you made in providing the disclosures in the prior performance tables as they relate to the requirements of Industry Guide 5. We may have further comments.

Pro Forma Condensed Consolidated Financial Statements, page F-2

45.   Please provide completed pro forma financial statements to the extent practicable in your next amendment.

46.   Please tell us how management has determined that the effects of any probable acquisitions subsequent to date of the pro formas do not need to be included within the pro forma financial statements nor disclosed within the notes thereto.

Notes to Pro Forma consolidated Financial Statements

Note 2. Notes to Pro Forma Condensed Consolidated Statement of Operations, page F-7

47.   Please tell us how the anticipated adjustment for additional general and administrative expenses to be incurred as a result of being a public company meets the directly attributable and factually supportable criteria.

Escrow Deposits, page F-22

48.   Please clarify whether all the escrow deposits are refundable, including earnest money deposits. To the extent that certain of these deposits are not refundable, please revise your disclosure to clarify. Additionally, please tell us, and disclose to the extent material, the breakdown between the various deposit types you've disclosed.

Part II – Information Not Required In Prospectus, page II-1

Signatures, page II-4

49.   Please include the signatures of at least a majority of your board of directors or persons performing similar functions. Refer to Instruction 1 to Signatures on Form S-11 for guidance.

Exhibit Index

50.   Please tell us why you are filing the "Form of" various agreements. Explain why you are not able to file final, executed agreements prior to effectiveness of the registration statement.

51.   Please file all required exhibits as promptly as possible. If you are not in a position to file your legal or tax opinions with the next amendment, please provide draft copies for us to review. The drafts should be filed as EDGAR correspondence.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Eric McPhee, Staff Accountant, at (202) 551-3693 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Erin E. Martin, Attorney-Advisor, at (202) 551-3391 or me at (202) 551-3655 with any other questions.

Sincerely,

/s/ Sonia Gupta Barros

Sonia Gupta Barros
Special Counsel

cc: Karen A. Dempsey